Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus
dated April 30, 2009
Registration No. 333-158902
April 30, 2009
SUPERVALU INC. (“SUPERVALU”)
$1,000,000,000 8.000% Senior Notes due 2016
Pricing Term Sheet
This Supplement is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Supplement supplements the Preliminary Prospectus.

Aggregate Principal Amount:	$1,000,000,000 (upsized from $500,000,000)

Title of Securities:	8.000% Senior Notes due 2016

Final Maturity Date:	May 1, 2016

Public Offering Price:	97.000%

Gross Proceeds:	$970,000,000

Price to Underwriters:	94.400%

Net Proceeds to Issuer after Underwriting Discount and Estimated Expenses:	$943,144,200

Coupon:	8.000%

Yield to Maturity:	8.579%

Benchmark Treasury:	2.625% UST due April 30, 2016

Spread to Benchmark Treasury:	+ 587 basis points

Benchmark Treasury Yield:	2.71%

Interest Payment Dates:	May 1 and November 1

First Interest Payment Date:	November 1, 2009

Record Dates:	April 15 and October 15

Redemption Provisions:

Make-Whole Call:	At any time at a discount rate equal to the Treasury Rate plus 50 basis points

Use of Proceeds:	SUPERVALU intends to use the net proceeds of the offering to fund all or a portion of the purchase price of its 7.875% Notes due August 1, 2009, the 6.95% Notes due August 1, 2009 issued by its wholly owned subsidiary, New Albertson’s, Inc., and the 8.35% Senior Notes due May 1, 2010 issued by New Albertson’s, Inc. (together, the “Target Notes”) that are tendered and accepted by SUPERVALU for purchase in its offer to purchase for cash the Target Notes (the “Offer”), which SUPERVALU commenced on April 30, 3009, including the payment of accrued interest and any applicable early tender premium.

To the extent that there are net proceeds remaining, or if the Offer is not consummated, SUPERVALU intends to use the net proceeds for general corporate purposes, including the repayment of debt, whether at maturity, through open market purchases, privately negotiated transactions or otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, Citigroup Global Markets Inc., RBS Securities Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, U.S. Bancorp Investments, Inc. and The Williams Capital Group, L.P.

Trade Date:	April 30, 2009

Settlement Date:	May 7, 2009 (T+5)

CUSIP and ISIN Numbers:	CUSIP: 868536 AT0 ISIN: US868536AT00

Original Issue Discount:	The notes are being issued with more than de minimis OID for U.S. federal income tax purposes. Accordingly, holders will be required to include the OID in income as ordinary interest income as it accrues. See “Material U.S. Federal Income Tax Considerations — U.S. Holders — Original Issue Discount” in the preliminary prospectus.
We expect that delivery of the notes will be made against payment therefor on or about May 7, 2009, which will be the 5th business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; Banc of America Securities LLC toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-877-858-5407; and RBS Securities Inc. toll-free at 1-866-884-2071.